STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Home to Harmony Productions SPV, LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 2140 S. Dupont Hwy (street), in the City of Camden, Zip Code 19934. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Paracorp Incorporated.

By: /s/ Mark Slough
Authorized Person

Name: Mark Slough
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:35 PM 12/11/2024
FILED 03:35 PM 12/11/2024
SR 20244462715 - File Number 10034076